29th Floor, China World Office 2

No.1 Jian Guo Men Wai Avenue

Beijing 100004 P.R.C.

Telephone: +86 10 5737 9300

Facsimile: +86 10 5737 9301004

中国北京建国门外大街1号

国贸写字楼2座29层

邮编 100004

总机: +8610 5737 9300
传真: +8610 5737 9301

www.kirkland.com

Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

March 28, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 2 to Registration Statement on Form F-4 Filed January 28, 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 18, 2022, on the Company’s revised draft registration statement on Form F-4 publicly filed on January 28, 2022, relating to a proposed business combination (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

March 28, 2022

Amendment No. 2 to Registration Statement on Form F-4 filed January 28, 2022 Prospectus Cover Page

1.	We note your response to comment 1, as well as your amended disclosure on the cover page that on December 16, 2021 the PCAOB "issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong" and that "THIL’s auditors are headquartered in mainland China and the PCAOB has been and currently is unable to inspect THIL’s auditors." We reissue the comment in-part. In light of the foregoing, please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added).

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 23 and 54 of the Revised Draft Registration Statement.

2.	Please revise the prospectus cover page to state that you may be a controlled company and therefore exempt from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

3.	Please revise the prospectus cover page to include the statement that you are not a Chinese operating company. Please also revise the prospectus cover page to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed within your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

Questions and Answers about the Business Combination and the Extraordinary General Meeting

Q: What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal . . . ?, page xiii

4.	We note your response to comment 14, as well as your amended disclosure regarding the "sensitivity table" that "shows the potential impact of redemptions on the pro forma book value per share" as well as the pro forma equity value per share that remains at $10.00 for each redemption level. We note that your analysis does not take into account "certain potential sources of dilution . . . ." Please revise your disclosure to identify these sources of dilution and to show the potential impact at each redemption level when taking into account such sources of dilution, or tell us why you are not required to do so.

In response to the Staff’s comments, the Company has revised the disclosure on pages xiii, xiv and xv of the Revised Draft Registration Statement.

Summary, page 6

March 28, 2022

5.	We note your response to comment 3, as well as your amended disclosure on page 3 that includes Pangaea Data Tech (Shanghai) Co., Ltd. ("DataCo") in the company's diagram. Please also indicate in the diagram that DataCo has a contractual arrangement with Tim Hortons (China) Holdings Co., Ltd. Also revise the footnote to identify the affiliate of Cartesian Capital Management LLC that owns 75% of DataCo.

In response to the Staff’s comments, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

6.	We note your response to comment 4, as well as your amended disclosure on page 18, and we reissue the comment in-part. To provide investors with additional clarity under the "Regulatory Matters" sub-section, please briefly summarize your analysis of the applicability of the permission and/or approval requirements from the CAC, including the applicability of the new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, as you discuss on page 37 and refer to on page 4.

In response to the Staff’s comments, the Company has revised the disclosure on page 21 of the Revised Draft Registration Statement.

7.	We note your response to comment 6, as well as your amended disclosure, and we reissue the comment in-part. Please disclose here that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). Additionally, in your risk factor beginning on page 50, we note your amended disclosure that the AFHCAA would, if enacted, "shorten the three-consecutive-year compliance period under the HFCAA to two consecutive years." Please also state that, as a result, the time before your securities may be prohibited from trading or delisting would be reduced.

In response to the Staff’s comments, the Company has revised the disclosure on pages 23 and 53 of the Revised Draft Registration Statement.

8.	Under "Regulation," please revise to clarify that the consequences you describe (fines, penalties, etc.) will result if you do not receive or maintain required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise to broaden this disclosure to include permissions and approvals relating to the operation of your business and issuance of securities, in addition to the Business Combination. Please make conforming changes on page 42.

In response to the Staff’s comments, the Company has revised the disclosure on pages 21 and 46 of the Revised Draft Registration Statement.

Summary Consolidated Financial Information of THIL Non-GAAP Financial Measure, page 22

9.	We reviewed your response and revisions in response to comment 9. Please tell us why it is appropriate to add back depreciation and amortization in your computation of a fullyburdened gross profit.

In response to the Staff’s comments, the Company has revised the disclosure on pages 26 and 163 of the Revised Draft Registration Statement and no longer adds back depreciation and amortization in the computation of a fully-burdened gross profit.

March 28, 2022

10.	We reviewed your response to comment 10. Please tell us the adjustment amounts related to store-pre opening periods and rent-free periods as a result of COVID-19 for each period. We may have further comment.

In response to the Staff’s comments, the Company has revised the disclosure on pages 26, 163 and 164 of the Revised Draft Registration Statement to clarify that the rental expense adjustment does not include rent concessions related to COVID-19. The Company was granted RMB3,392,458 in lease concessions from landlords as a result of the COVID-19 pandemic for the year ended December 31, 2020, as disclosed in Note 11 to THIL’s audited historical consolidated financial statements, and has elected to treat COVID-19-related rent concessions as variable rent, which was recognized as an offset to rental expenses under the “occupancy and other operating expenses” item in the Company’s Consolidated Statement of Operations.

11.	We reviewed your response to comment 11. Please tell us if the input VAT refund line item reflects all VAT statement of operations activity including VAT paid or payable. If not, please explain why. Please also tell us whether any of the VAT refund is required to be refunded to your suppliers.

In response to the Staff’s comments, the Company has revised the disclosure on pages 26 and 163 of the Revised Draft Registration Statement to exclude “Input VAT Refund” from the adjustments.
Risk Factors Risks Related to Doing Business in China "The approval and/or other requirements . . . ", page 42

12.	You state that the Business Combination will not be subject to the CSRC Draft Rules because you publicly filed the registration statement on September 23, 2021. Please clarify whether this conclusion remains accurate in the event your securities are not yet listed on Nasdaq if and when the CSRC Draft Rules are adopted and, if so, why.

In response to the Staff’s comments, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

THIL's Business Intellectual Property, page 137

13.	We note the communication filed pursuant to Rule 425 on January 25, 2022, in which you disclose that "Tims China received permission from RBI to design its alternative logo, with the short-form name that [Mr. Yu] said is "more fluent" for Chinese customers and a prominent Maple Leaf." Please describe such permission here and in appropriate places throughout the proxy statement/prospectus to the extent that you deem such alternative logo to be material.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the permission from RBI for Tims China to design the alternative logo was given verbally. In addition, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement in response to the Staff’s comments.

March 28, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 171

14.	We note your response to comment 12, as well as your amended disclosure on pages xviii, 10 and 81 that highlights the ownership interests of the holders of THIL ordinary shares reflecting potential sources of dilution. Please make conforming changes to your chart on page 171 to reflect such ownership interests. Additionally, we note certain discrepancies between such charts. For example, the shares underlying the granted option shares and restricted shares is 9,432,822 on page 171 but 9,068,537 on pages xviii, 10 and 80, and the charts on pages xviii, 10 and 80 additionally now take into account the note holders. Please tell us why such ownership presentations vary here or revise to ensure consistency throughout the proxy statement/prospectus.

In response to the Staff’s comments, the Company will revise disclosures in the next amendment to the Revised Draft Registration Statement, where the pro forma financial information will be based on the Company’s audited financial statements as of December 31, 2021.

15.	We note your amended disclosure on page xiv that includes a placeholder for the per share pro forma book value of THIL ordinary shares outstanding at closing, as well as your reference to the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" for disclosure regarding such per share pro forma book value. Please tell us how such section discusses the per share pro forma book value, as we note that the discussion and accompanying financial information only include the loss per share.

In response to the Staff’s comments, the Company will revise disclosures in the next amendment to the Revised Draft Registration Statement, where the pro forma financial information will be based on the Company’s audited financial statements as of December 31, 2021.

Taxation Certain Material U.S. Federal Income Tax Considerations, page 192

16.	Please revise to state that the disclosure in this section is the opinion of Morrison & Foerster LLP, as opposed to a summary of tax consequences. In addition, revise statements in this section regarding what the tax consequences "should" be to describe the degree of uncertainty of such opinions and explain why counsel cannot give a "will" opinion. As examples only, we note statements such as "a U.S. Holder generally should not recognize gain or loss," the tax basis "should be equal," a "U.S. Holder should expect all cash distributions." Revise Exhibit 8.1 to delete the reference to the disclosure in this section being a summary of tax consequences ("insofar as such statements summarize U.S. federal income tax law or legal conclusions with respect thereto"). In addition, revise paragraph (b)(1) of Exhibit 8.1 to exclude the company from your assumptions regarding due execution and delivery, as well as requisite corporate power and authority. Refer to Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company has revised the disclosure on pages 198, 200, 202 and 203 of the Revised Draft Registration Statement and Exhibit 8.1 to the Revised Draft Registration Statement.

March 28, 2022

General

17.	We note the communication filed pursuant to Rule 425 on December 13, 2021, in which you disclose that you raised money "from a leading global asset manager," that such "[unnamed] investor also committed to so-called PIPE fundraising," and that "[s]everal current investors, including affiliates of Sequoia Capital China and Eastern Bell Capital, also commit[ted] to PIPE funding." In connection therewith, please:

•	Quantify the aggregate fees on page 93 that are payable to UBS upon completion of the business combination when taking into account the amount of such committed financing. In this regard, we note that your amended disclosure in response to comment 15 quantifies the aggregate fees in the event of a hypothetical PIPE financing.

•	Include a description of the proposed PIPE investments in appropriate places throughout the proxy statement/prospectus and file the related form of investment agreement, form of Private Note and form of Note as exhibits to the registration statement.

•	Update the relevant beneficial ownership tables in your section entitled "Beneficial Ownership of Securities" as appropriate to reflect the securities to be held as a result of the PIPE financing, including by the additional PIPE investors and by your "current investors, including affiliates of Sequoia Capital China Eastern Bell Capital." In this regard, we note that the table and footnotes on page 227 do not indicate any change in ownership of SCC Growth VI Holdco D, Ltd. and Eastern Bell International XXVI Limited.

•	To the extent that any investors, including the additional PIPE investors, will own more than 5% of the combined company following the business combination, please also update the relevant beneficial ownership table. In this regard, please clarify whether the additional PIPE investors are the same as your convertible note holders. Additionally, explain why you have excluded from the third table in this section the securities identified in (i)-(v) on page 227. In this regard, it appears that the holders of the $50 million in convertible notes could own an equivalent amount of shares at closing if they elect to convert, and the warrants for THIL Ordinary Shares will be exercisable within 60 days of closing.

In response to the Staff’s comments, the Company has revised the (i) disclosure on page 96 of the Revised Draft Registration to quantify the aggregate fees that are payable to UBS upon the completion of the business combination when taking into account the amount of committed financing, (ii) the disclosure on pages 8 and 132 of the Revised Draft Registration to provide a description of the proposed PIPE investments and clarify that one of the PIPE investors is a holder of the convertible notes; and the disclosure on pages 231-233 of the Revised Draft Registration Statement to reflect securities to be held as a result of the PIPE financing and limit the scope of securities excluded from the beneficial ownership calculation to securities that THIL has no contractual obligation to issue within 60 days of the Closing and securities that THIL may or may not have the contractual obligation to issue within 60 days of the Closing depending on market conditions.

In response to the Staff’s comments, the Company has filed the Form of Subscription Agreement and the Form of Convertible Note Purchase Agreement as exhibits to the Revised Draft Registration and respectfully advises the Staff that, because the Private Notes were cancelled upon the issuance of the Notes and the indenture serving as the form of the Notes has been filed as an exhibit to the Draft Registration Statement, it does not believe that the form of the Private Notes needs to be filed as an exhibit to the Revised Draft Registration Statement.

March 28, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP